Orbis
Grupa Hotelowa

Warsaw, 2008-07-03.

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC
Mail Processing
Section
JUL 14 2008
Washington, DC
101

OSA/AH/39/2008

08003814

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.20/2008.

Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
JUL 18 2008
THOMSON REUTERS

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

7/16

Current report no 20/2008

July 1, 2008

Subject: acquisition of assets of significant value by PKS Tarnobrzeg sp. z o.o., a subsidiary of Orbis Transport sp. z .o.o.

"Orbis" S.A., 16 Bracka str., 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of: PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs about receipt of information on acquisition, by taking up, by PKS Tarnobrzeg Sp. z o.o. with its registered address in Tarnobrzeg, 86 Gen. Władysława Sikorskiego str., registered in the register of business operators of the National Court Register kept by the District Court in Rzeszów, XII Commercial Division of the National Court Register under no. KRS:00000202181, tax identification number NIP 867-20-56-844, statistical number REGON 831370127, with registered share capital of PLN 7,951,500.00 (a subsidiary of Orbis Transport sp. z .o.o., which holds 100% shares in the share capital of PKS Tarnobrzeg sp. z o.o.), of 1,000 shares in the share capital of Przedsiębiorstwo Miejskiej Komunikacji Samochodowej sp. z o.o. with its registered address in Tarnobrzeg, 30 Zwierzyniecka str., registered in the National Court Register kept by the District Court in Rzeszów, XII Commercial Division of the National Court Register under number KRS 0000225223, with a nominal value of PLN 1,000 each, accounting for 34.7 % of the share capital of Przedsiębiorstwo Miejskiej Komunikacji Samochodowej sp. z o.o. with its registered address in Tarnobrzeg.

PKS Tarnobrzeg Sp. z o.o. acquired the above shares in Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. with its registered address in Tarnobrzeg on the basis of a statement on acquisition of shares, submitted in the form of a notary's deed, on June 25, 2008: total acquisition price: PLN 1,000,000.00; price per one share PLN 1,000.00; total value of acquired shares disclosed in accounting books of PKS Tarnobrzeg sp. z o.o.: PLN 1,000,000.00; value of one acquired share disclosed in accounting books of PKS Tarnobrzeg sp. z o.o.: PLN 1,000.00.

The acquisition of shares was financed with own funds of the acquirer – PKS Tarnobrzeg Sp. z o.o.

The assets were considered assets of significant value on the basis of § 5 section1 point 1 in connection with § 2 section 1 point 48 and § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005 on current and periodic information to be published by issuers of securities (official journal „Dz. U." of 2005 No 209, item 1744).

As a result of the acquisition, PKS Tarnobrzeg Sp. z o.o. holds 2,058 shares in the share capital of Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o. with a nominal value of PLN 2,058,000.00, accounting for 71.5% shares in the share capital.

The acquired shares are a long-term capital investment of PKS Tarnobrzeg sp. z o.o.

The acquired shares entitle PKS Tarnobrzeg sp. z o.o. to exercise 2,058 votes at the meeting of shareholders of Przedsiębiorstwo Miejskiej Komunikacji Samochodowej Sp. z o.o.

No relations, referred to in § 7 point 6 of the Regulation of the Minister of Finance on current and periodic information to be published by issuers of securities (official journal „Dz.U. of 2005, No. 209, item 1744) exist between the managing and supervising persons of the issuer, Orbis S.A., and the managing and supervising persons of the acquirer, PKS Tarnobrzeg sp. z o.o.

END